SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

June 23, 2008
Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

**64 Old Highway 22
Clinton, NJ 08809**
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events**

The Registrant issued a press release on June 23, 2008 announcing the declaration of a cash dividend of $0.05 per common share, payable on July 25, 2008 to shareholders of record as of July 11, 2008, the full text of which, filed as Exhibit 99.1 with this Current Report on Form 8-K, is hereby incorporated by reference in response to this Item.

Item 9.01   **Financial Statements and Exhibits**

(d) *Exhibits*

EXHIBIT NO.	**DESCRIPTION**
99.1	Press release issued by the Registrant on June 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.

Date: June 23, 2008   By: /s/   .

                     Alan J. Bedner, Jr.

                     EVP and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release issued by the Registrant on June 23, 2008